Exhibit 4

Media release

7 March 2003

Westpac and Leighton in major new Sydney office development

Westpac announced today it will consolidate its 10 CBD office sites into two locations, which includes the construction of a new 33 storey building close to Darling Harbour.

Leighton Properties will develop the 74,000 sqm premises at the northern end of Darling Harbour near King Street Wharf. Westpac will sign a 12-year lease on the building with three, six-year options. Currently a car park, the site is bounded by Kent, Erksine, Napoleon and Sussex Streets (KENS).

The new building is scheduled to open in 2006 and will include a retail bank, childcare facilities, food court and will be a “green” site with a four star Sustainable Energy rating.

Westpac CEO David Morgan said the KENS development would provide a property solution for the bank that supported the future of the organisation. The opportunity to consolidate and bring the organisation together will create significant efficiencies for the company.

“An important driver of this real estate consolidation is that 78 per cent of our current Sydney CBD corporate office leases will expire by 2006,” he said.

The Kens site was selected after reviewing a number of alternatives and is a more cost effective selection than staying in our existing configuration.

“We are planning to reduce the corporate space occupied by the bank in its current 10 locations by 20 per cent, which will deliver occupancy cost savings, whilst providing a high quality level of accommodation for our staff.

“Currently our staff are scattered over a number of locations, which is not uncommon for a large organisation. However, the new building will create a workplace where people can more easily collaborate across business boundaries. It will facilitate workplace interaction and will enable information to flow fast and smoothly as well as providing an improved and consistent communications network,” Dr Morgan said.

Another innovative aspect of the property development involves Westpac Institutional Bank establishing a special property trust to acquire the land prior to construction. The trust will engage Leighton to complete the building. Westpac will offer investors an interest in the property via units in the trust.  The investment opportunity will be structured so that during the construction phase, investors will receive an investment return guaranteed by Westpac and will not be exposed to construction risk.

Westpac Institutional Bank will act as the asset manager for the trust and an independent investment committee will be established to act on behalf of investors through the life of the trust. It is anticipated that investors will have an opportunity to subscribe to units in the trust during April 2003. Investors will need to complete the application form that will accompany the Public Disclosure Statement (“PDS”) detailing the investment proposal.

Westpac will remain in its premises at 60 Martin Place at least until the current lease expires. This will occur in tranches from 2007 to 2012. Construction at the new location is expected to begin within the next few months.

Ends.

For Further Information

David Lording	Karen Barrett
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
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